Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-05	January 26, 2012

International Tower Hill Mines Selects Engineering Firms For
Feasibility Study at the Livengood Gold Project

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) has selected Samuel Engineering, Inc. of Greenwood Village, Colorado, to provide process engineering services for its feasibility study on the Livengood Gold Project located near Fairbanks, Alaska. The Company has also engaged AMEC Environment & Infrastructure, Inc. of Denver, Colorado, to provide geotechnical infrastructure engineering services for the feasibility study. Feasibility level work will commence in the upcoming month. Publication of the Company’s Livengood Prefeasibility Study remains on schedule to be completed by the summer of 2012.

Samuel Engineering is a highly respected engineering firm known for its work on large-scale gold projects around the world. Important work elements on the Livengood Gold Project include:

  Identifying potential enhancements to the prefeasibility study design basis;
  Participating in the metallurgical optimization program;
  Developing feasibility-level design documents such as process flow sheets, design criteria, piping and instrumentation drawings, control philosophy, general arrangement drawings, construction and equipment specifications; and
  Completing feasibility-level design of the concentrator, primary crusher, overland conveyor and ancillary facilities such as the administration building, truck shop/warehouse, laboratory building, main substation, site-wide power distribution, and fresh, potable water systems.

Services to be provided by AMEC Environment & Infrastructure, a division of AMEC Americas Ltd. and one of the world’s leading engineering companies, include:

  Hydrogeological or geotechnical field investigations supporting the feasibility-level design work;
  Feasibility level design of the tailing management facility, overburden storage facility, pro temp ore storage facility, water storage facility, topsoil storage facility and sanitary landfill;
  Identification of suitable borrowed sources for construction of the facilities;
  Design of the main access road and site roads; and
  Development of a site-wide water balance.

Management selected the firms based on their extensive experience in cold weather climates as well as previous work performed in Alaska. Both firms have assembled a first-class team of engineers to work on the Livengood feasibility study. The Company anticipates that the feasibility study will be completed by the first half of calendar year 2013 and, if the results are favourable, will be followed by a detailed design effort.

“The selection of both Samuel Engineering and AMEC to perform the feasibility study is an important step forward in the advancement of our development plan for the Livengood project” states Jim Komadina, president and chief executive officer of ITH. “The results of the feasibility study should provide us with the necessary information to make additional project development decisions. We are confident that the study results will support the compelling data we have collected to date.”

International Tower Hill Mines Ltd.	- 2 -	January 26, 2012
NR12-05 Continued

Management Team Established

The Company has completed the build out of its management team to move the Livengood Gold project through the development and permitting phase. Recent appointments include:

  Tom Irwin as Alaska General Manager to oversee the management and technical direction of permitting and development activities of the Livengood project in Alaska.

  Bob Comer as Chief Administrative Officer and General Counsel. Mr. Comer will be responsible for all legal affairs and corporate administration matters at ITH and play an instrumental role in the Company’s permitting activities.

  Allen Thabit as Manager of Engineering responsible for selecting third party consultants and engineering firms to conduct the feasibility study at the Livengood project and to supervise these firms in their work.

  Tom Yip as Chief Financial Officer. Mr. Yip is responsible for all aspects of financial management including strategic planning, treasury and capital structure, reporting and risk management.

  Harold Galbraith as Mining Manager responsible for the development of the Livengood Life of Mine plan including all aspects of ore production and scheduling, overburden management plans, mine capital programs, mine infrastructure engineering.

“International Tower Hill Mines now boasts an incredibly skilled and experienced team of individuals with proven track records in permitting, financing, constructing and operating large mines in North America,” continues Mr. Komadina. “The fact we have attracted such high caliber talent is testament to the exceptional potential for the Livengood Gold project to become a major new gold mine in Alaska.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

International Tower Hill Mines Ltd.	- 3 -	January 26, 2012
NR12-05 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the projected dates for the commencement of feasibility study work and for the completion of a pre-feasibility and feasibility study for the Livengood Project, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development and construction of a mine and any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the current technical report filed with respect to the Company’s Livengood Project.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.